Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

May 19, 2021

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange Inc.

NSE IFSC Limited

National Securities Depository Ltd.

Central Depository Services (I) Ltd.

J P Morgan Chase Bank

Sub:	Intimation of date of Annual General Meeting and Book Closure pursuant to Section 91 of the Companies Act, 2013 and Regulation 42 of the Securities & Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015.

Pursuant to Section 91 of the Companies Act, 2013 and rules made thereunder and Regulation 42 of the SEBI (Listing Obligations and Disclosure Requirements), 2015, the Register of Members and Share Transfer Books of the Company will remain closed from Tuesday, July 13, 2021 to Thursday, July 15, 2021 (both days inclusive) for taking record of the shareholders of the Company for the purpose of Annual General Meeting of the Company and for determining the shareholders who would be entitled for the payment of dividend, if, declared at the forthcoming Annual General Meeting, scheduled to be held on Wednesday, July 28, 2021.

Symbol	Type of security	Book Closure (both dates inclusive)		Record Date	Purpose
		From	To
BSE - 500124 NSE – DRREDDY NYSE – RDY NSE IFSC - DRREDDY	Equity	Tuesday, July 13, 2021	Thursday, July 15, 2021	NA	a) Annual General Meeting b) Declaration of final Dividend

This is for your information and records.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

CC :    Bigshare Services Pvt. Ltd.

           Hyderabad / Mumbai